Filed by Smurfit Kappa Group plc (Commission File No. 333-178633)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed Pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: WestRock Company (Commission File No. 001-38736)

The following is a transcript from the Smurfit Kappa Group plc (“Smurfit Kappa”) and WestRock Company (“WestRock”) joint conference call held on September 12, 2023 at 8:00 a.m. ET relating to the proposed business combination (the “Combination”) of Smurfit Kappa and WestRock.

Call Participants

EXECUTIVES

Anthony Paul J. Smurfit

Group CEO & Executive Director Smurfit Kappa Group Plc

David B. Sewell

CEO, President & Director WestRock Company

ANALYSTS

Charlie Muir-Sands

BNP Paribas Exane, Research Division

Cole Hathorn

Jefferies LLC, Research Division

David A. O’Brien

Goodbody Stockbrokers UC, Research Division

Gabrial Shane Hajde

Wells Fargo Securities, LLC, Research Division

Gaurav Jain

Barclays Bank PLC, Research Division

George Leon Staphos

BofA Securities, Research Division

Justin Joseph Jordan

Davy, Research Division

Lars F. Kjellberg

Crédit Suisse AG, Research Division

Mark Adam Weintraub

Seaport Research Partners

Presentation

Operator

Good day, and thank you for standing by. Welcome to the Smurfit Kappa and WestRock transaction announcement presentation call and webcast. [Operator Instructions] I would now like to turn the conference over to your speaker, Tony Smurfit, CEO of Smurfit; and David Sewell, CEO of WestRock. Please go ahead, Tony.

Anthony Paul J. Smurfit

Group CEO & Executive Director

Thank you very much, operator, and good morning or good afternoon, depending on your location, and thank you for joining this call at short notice.

I’m delighted to be joined on this call by David Sewell, CEO of WestRock, and he’s joining me from Atlanta, and we’re sitting here in Dublin. Before we present, I will refer you to the specific disclaimers included at the outset of this presentation.

Today represents a truly defining moment within the global paper and packaging industry. We are incredibly excited to announce this combination to form Smurfit WestRock, a global leader in sustainable packaging and the go-to packaging partner of choice. As at 30th of June, on an LTM basis, Smurfit WestRock had combined LTM revenue and EBITDA of $34 billion and $5.5 billion, respectively. While these figures are impressive, they are historic and understate the combination’s true potential. It is its potential and for our combined future that is so exciting for all stakeholders.

Our intention is in time to realize this potential. The combination of Smurfit WestRock will deliver an unparalleled geographic reach with operations in the most attractive product segments and growing markets. Our products, sustainable by their very nature, are the most effective transport and merchandising medium that exists today.

The depth and range of Smurfit WestRock’s sustainable product portfolio is unparalleled. Supported by an extensive network of innovation hubs, applications and data, we believe that we will provide our customers with the industry’s most compelling packaging offering.

Many of you that know me understand the value I place on culture and people. Our culture has been variously described as both performance-led or as owner-operator type culture, familial led professional, but always grounded in what and how we deliver better for our customers day in and day out. We see that same approach within WestRock, with David and his team sharing a strong customer focus. That cultural alignment is fundamental to our combined potential and is 1 of the key reasons why we are here today.

We are combining 2 highly complementary portfolios with limited geographic overlap to create a global leader in innovation and sustainable packaging on terms that we believe are highly attractive for both sets of shareholders. As you would expect, we see significant scope to deliver value across every time horizon, something that we have done before.

You’ve also heard me say for a number of reporting periods now that our business has never been in better shape strategically, operationally and financially. That strength together with the combined operating cash flows in excess of $3.4 billion provides Smurfit WestRock with significant capital allocation flexibility to continue and to accelerate the transformation journey. I don’t propose to dwell on the detail of this slide, except to say that the transaction is unanimously recommended by the Boards of both Smurfit Kappa and WestRock has been in the best interest of their respective shareholders.

The transaction multiple is in line with Smurfit Kappa’s trading multiple and significantly below comparable transactions over the last decade. It is also worth noting Smurfit WestRock’s commitment to a strong investment-grade credit rating and equally our intent to sustain a dividend in line with the current attractive dividend policy of Smurfit Kappa Group.

There are a couple of points beyond the slide that I think are worth pointing out. Some of the guiding principles for me and for Smurfit Kappa Group. I’ve always believed that the opportunity comes to pass and not to pause. Similarly, our philosophy has always been to do things when you can and not when you have to. These principles have guided our approach and are fundamental to our belief that this combination represents a unique point-in-time opportunity to create value for all stakeholders.

I’m now really delighted to hand over to David, who will take you through the next few slides, David?

David B. Sewell

CEO, President & Director

Thank you, Tony. It’s a pleasure to be with you all on the call this morning. This is really an exciting day for Smurfit Kappa and WestRock for our shareholders, our customers and our team.

With today’s announcement, we are bringing together 2 companies with highly complementary portfolios to create the global leader in sustainable packaging. Smurfit Kappa is the leading integrated corrugated packaging company in Europe with a large scale pan-regional presence in the Americas. Through its industry-leading operational excellence and innovation, they’ve consistently delivered best-in-class performance and returns.

WestRock is a leading corrugated and consumer packaging solutions company in the United States with strong positions in Brazil and Mexico. In addition, we have a strong international consumer packaging business as well. We pride ourselves on building deep customer relationships across diverse growing end markets and our reputation for driving innovation and sustainable packaging.

Together, we are creating a global leader with unparalleled scale, quality, product diversity and geographic reach in the most attractive packaging markets. And we are thrilled to be joining forces with Smurfit Kappa through this combination. I’ve gotten to know Tony and his team well in the lead up to today, and I can say with confidence that we have found a like-minded partner, 1 who shares our dedication to providing customers with industry-leading services and sustainable solutions.

We look forward to partnering with Smurfit Kappa to build a leading global platform that leverages the strength of our combined portfolio and presents a truly comprehensive offering of packaging solutions for customers around the world. The new Smurfit WestRock will be uniquely positioned to offer a full range of sustainable solutions, including corrugated packaging, consumer packaging, machinery and automation and paper.

With our combined capabilities, Smurfit WestRock will offer impressive breadth and depth across renewable, recyclable and biodegradable packaging solutions. Leveraging our combined size and scale, we will have a balanced and unparalleled geographic reach across over 40 countries, with a significant presence across important markets in Europe and the Americas.

The combined company will serve a diverse range of end markets, including food and beverage, industrial, e-commerce, health care and beauty. Through our broad portfolio, attractive geographic footprint and diverse end market exposure, we will become the global leader in sustainable packaging.

Turning to Slide 10. As you can see here, how Smurfit WestRock’s strategies are strongly aligned. At WestRock, we served many existing customers with both corrugated and consumer needs, and our differentiated machinery business enables our customers to drive efficiencies and adopt many of our innovative solutions.

With the addition of Smurfit Kappa’s expansive and international corrugated customer base, state-of- the-art machinery and complementary solutions, the combined company will capture meaningful cross-selling opportunities across our businesses, creating deeper customer relationships and long-term growth opportunities. Smurfit WestRock will be the only global sustainable packaging provider with a full range of solutions, including corrugated consumer and packaging automation.

Moreover, as large corporations continue to commit to improving their sustainability profiles, plastic replacement options are proving increasingly important for customers. Smurfit WestRock will be well positioned to meet this demand and capitalize on the opportunity with a broad, diverse product offering and differentiated machinery and automation equipment, offering customers efficient and innovative solutions.

Smurfit Kappa and WestRock have a shared ambition for a sustainable future. Together, we’ll be well positioned to drive positive change and contribute to the well-being of our planet, our stakeholders, and the communities we serve. In today’s world, sustainable business practices are more important than ever. We welcome this responsibility, and we are committed to making significant progress toward a more circular sustainable economy.

Both Smurfit Kappa and WestRock have impressive track records of helping our customers improve their environmental footprint and achieve their sustainability goals. But delivering on the promise of a sustainable future goes beyond our customer commitments. Both companies have done the work, and we hold ourselves accountable, creating our own sustainability targets and doing our part to fulfill the promise of a sustainable future.

Smurfit Kappa and WestRock’s complementary sustainable commitments and targets across reducing emissions, water usage and waste and further improving sustainable forestry are yet another reason our companies are such a great fit, ensuring the health and well-being of our team members and communities is critical to building a strong sustainable future.

As a larger company with enhanced scale, Smurfit WestRock will be even better able to invest in our teams and where we work. Smurfit Kappa and WestRock both have a strong track record in developing and delivering product innovations. We have been helping our customers move away from plastics to adopt more sustainable packaging solutions.

Individually, we each have a strong foundation to build on. And together, we will have unprecedented scale and an industry-leading innovation platform to drive growth with our customers, helping them meet increasing customer demand for renewable, recyclable and biodegradable packaging.

We are committed to advancing sustainability and providing the broadest set of paper-based solutions in corrugated and consumer packaging. With our innovative solutions and enhanced scale, our combined company will be uniquely positioned to capture market share and capitalize on the trend towards sustainable packaging.

I’ll now turn the call back over to Tony to walk through more detail on Smurfit WestRock’s operational footprint and the compelling strategic and financial rationale of the transaction. Tony?

Anthony Paul J. Smurfit

Group CEO & Executive Director

Thank you very much, David. As you know, North America is a strategically important and very attractive market where our existing presence is de minimis. By combining with WestRock, we have now solved this. The geographic distribution of our revenue will now be 54% approximately in North America, 12% in Lat Am, with Europe and other at 34%. This is a truly better balanced business.

The combination creates a business of scale, of quality, and most importantly, of potential. The combination spans 5 continents, over 40 countries, with some 67 mills, nearly 500 converting operations, and a team of over 100,000 people.

The next slide graphically illustrates the scale of this combination. Smurfit WestRock will have an LTM revenue of $34 billion. We think enhanced scale will benefit both sets of shareholders and customers alike, creating greater and greater opportunity, as David has just mentioned. From an operational perspective, this slide outlines the geographic balance of the combination, creating a leader in sustainable packaging in North America, Europe and Latin America.

The limited geographic overlap with 2 highly complementary portfolios provide a truly compelling product offering for our customers. Again, as to the strategic and operating rationale, I don’t propose to go through this slide line by line as many of the points have already been covered. Those that know us also understand the importance we place on people and values, which include loyalty, integrity and respect. Everybody says it, but we live it.

We believe this combination will provide a substantially broader opportunity set for all employees as we combine the best talent to unlock Smurfit WestRock’s true operating potential. Smurfit Kappa Group’s established track record of performance and balance sheet strength will, we believe, deliver improved operating efficiency and in time, increased returns for the combination. In essence, we believe the combination will accelerate the journey of transformation, a familiar journey for us, which we embarked on in 2015.

As I’ve said before, the Smurfit Kappa Group of today is quite simply a very different and very much better business. Through the operational excellence, highly effective capital allocation decisions and above all else, the quality of our people we have consistently delivered industry-leading performances. Within that time frame, we reduced our leverage multiple from 2.6 to 1.4x today, delivering a consistent EBITDA margin in the 18% to 19% range, and a ROCE in excess of our target of 17%.

We’ve more than doubled our earnings. And during the time frame, acquired 34 businesses with a proven track record of effective integration. As builders of long-term value, while we have naturally prioritized the strategic and operating rationale, the financial rationale is also compelling. Combination creates a larger listed packaging company which we believe that the New York Stock Exchange listing will provide not just enhanced liquidity, but also a far sharper valuation benchmark.

As you would expect, we see scope to create immediate and long-term value with the transaction being accretive on an EPS and free cash flow basis in the first full year following the completion, including synergies and increasing in years 2 and 3. As I’ve said a couple of times now, the greatest growth to create significant value lies in realizing this combination’s true potential.

At the outset, we’re targeting synergies of at least $400 million distributed as you will see from this slide. That target does not include many potential benefits, which may accrue from complementary portfolios and the transfer of knowledge and best practices across our operations. It is worth saying again, that the opportunity before us significantly outweighs any synergistic benefits. That said, hard synergies are important, and we have clearly defined them.

We fully expect to realize these benefits within the committed time frame as we have always done.

This slide outlines some of the high-level pro forma financials. Again, these are historic numbers, which understate the combination’s true potential. We think the EBITDA margin differential presents opportunity. From a credit or a rating agency perspective, the combination, in fact, carries less balance sheet risk by reason of geographic scale and product diversity.

We are committed to a strong investment-grade status. At 2.3x historic, the combined balance sheet enjoys significant financial flexibility. With operating cash flow in excess of $3.4 billion, we believe we can deliver improved operating efficiency and increase returns over time through disciplined yet effective capital allocation decisions.

The transaction multiple of 5.9x historic and 7x current is substantially below both recent and historic comparable packaging sector transactions. We combined Smurfit Kappa’s leading footprint in Europe and Lat Am, together with WestRock’s leading presence in paper, corrugated and consumer packaging in North America, Brazil and Mexico.

WestRock is at the beginning of its transformation journey as evidenced by the recent closures of 2 high- cost mills together with its investment plans to reduce cost and improve efficiency. Smurfit Kappa is already some way through our journey. By combining, we present a unique point in time opportunity to accelerate transformation and to create significant value.

When we set out our own capital plans at Smurfit Kappa Group some 7 years ago, we promised all stakeholders a brighter future. I believe we’ve delivered that realizing our potential with a business today that is quite simply in the best shape it’s ever been. That has never though been the summit of our ambitions. I hope you’ll find that today’s announcement to create a global leader and the go-to packaging company represents the next and most exciting chapter in the Smurfit WestRock future.

With that, operator, I will hand it back to you to take — and David and I will be happy to take any questions from people on the call.

Question and Answer

Operator

[Operator Instructions] Our first question comes from George Staphos from Bank of America.

George Leon Staphos

BofA Securities, Research Division

Good day, everybody. David and Tony, good to speak with you and best of luck with the transaction. I want to ask, I know you have a lot of questions. I want to ask 1 2-parter and I’ll turn it over, and so I guess, if you go to Slide 15, Tony, you went through and reviewed scale, global reach being a go-to player things that we’ve certainly heard about in the past in Smurfit from our vantage point, even though we don’t cover you directly, has employed.

Having said that, when we look at sort of the left half of that bar chart, a lot of the companies that are the largest haven’t necessarily been the best performing from a stock standpoint and a return standpoint, whereas many of the companies on the right-hand side have. So what do you really think is getting the way of getting the global reach and being the go-to player to the bottom line and to the equity holder, and why will Smurfit WestRock be successful in that regard?

Relatedly, in terms of the synergies, the $400 million, can you give us a bit more color on what’s in integration? What are some of the more important buckets? How important is that optimization of trade flow and the export channel for both companies in that regard?

Anthony Paul J. Smurfit

Group CEO & Executive Director

Okay. And David chime in whenever you want. Why do we think this is a great company. The amount of skill level within WestRock and Smurfit Kappa I think, is really a fantastic testament to both companies. And if you look at what — I can only speak for Smurfit Kappa and I’ll ask David to speak for WestRock.

But if you look at the product innovation and the amount of new products that we’re coming up with day in and day out for our customers, the amount of, I suppose, cross-fertilization that we do with our own Latin American business and our European business, with customers and with knowledge, it’s quite phenomenal. And we know from having competed a little bit with WestRock in certain product applications, they do things very well as well.

And so we think that putting the 2 together, we will get an even bigger cross-fertilization of knowledge that I think no other company can have. Now of course, George, it’s up to us to make sure that we leverage that and make sure that our customers see advantage from that. I think if you look at what we did in Smurfit Kappa, which were 2 individual companies in Europe, we have put those 2 together very well, and delivered the returns, and I think we have some experience in this.

And I think we’ve proven that we’ve been able to do that, and I can only say that the people that I’ve met in WestRock have been excellent people that really share a lot of the cultural values towards innovation and towards thinking for the customer that we do, and that’s why at the end, a merger is not going to work because big goes to big. It’s going to because the integration of people works well.

And that’s something that I think I feel comfortable that we can do in Smurfit Kappa well because we’ve done it before. So that’s where the value is going to come from, it’s by being really good at what you’re doing and harnessing all the innovation that both of these companies have to make sure that our customers give us credit for that and reward us for that.

And as I say, both companies have done that well, and we know how to do it. So I think I’m pretty comfortable that the integration of these 2 culturally aligned companies, and we put that word in culturally aligned very carefully in the presentation because that’s what’s going to make the difference at the end of the day. With regard — I don’t know if you want to add anything, David?

David B. Sewell

CEO, President & Director

Sure, Tony. George, as you know, from a WestRock perspective, we’re in the middle of a transformation, with our scale, whereas there is an enormous amount of integration work we’re doing, portfolio optimization, product and footprint optimization. And what this does is allows us to accelerate that.

But I think what you’ve seen is as we continue to make progress on our journey, we continue to improve our margin profile. We continue to improve our EPS growth, and we’re really excited about this transaction because it’s very highly complementary. There’s not a lot of crossover. And when you think about the areas such as consumer in Europe, we’ve really gotten a lot of traction on our enterprise selling between corrugated and consumer in North America, it’s over 40% of our sales. And that’s been a driver of our improvement as well, leveraging that commercial excellence.

And so taking that concept to Europe, we think, where plastics replacement is very, very highly regarded, it’s accelerated by customers there. This is going to allow primary, secondary and tertiary packaging solutions with our innovative machinery business and to accelerate growth. So there is an optimization on the infrastructure, but there’s a tremendous growth opportunity, and I think you’re really going to be able to see that with the scale and the solutions that we’ll bring.

Anthony Paul J. Smurfit

Group CEO & Executive Director

Yes. And just — thanks, David. And to your second point on the integration buckets, I mean, we, as you know, have 1 strategic hole in our business, and we’ve said there are 2 actually, 1 to be bigger in America and the second that we are very short of paper in the Latin American region. So we see this immediately allowing us not to go ahead and build new paper capacity in the United States and obviously, to integrate a very significant amount of tons from the WestRock organization into the new Smurfit WestRock organization. And as David said, in that integration bucket, there is a bit of carton business transfer that we see that will automatically grow. But we’re not taking any soft synergies at all for corrugated to transfer, even though we do believe from both regions, there will be very significant cross-sell opportunities, but that’s not in our synergy number.

Operator

We are now going to proceed with our next question and the questions come from the line of Justin Jordan from Davy.

Justin Joseph Jordan

Davy, Research Division

I’ve got 2 quick questions. Firstly, I suppose, on Slide 19 of the $400 million plus synergy number by the end of year 1, can you help us understand, beyond the obvious kind of 1.2% or so of revenues that, that might represent, what is the potential in your view, potential year 3, year 5 synergy number, if you could share with us your longer-term, medium-term thoughts on that? And just 1 clarification on, I’m assuming that excludes any of the existing ongoing WestRock plans to reduce costs by $1 billion by fiscal ‘25 as outlined by David on their May 2022 CMD.

And then secondly, just on a completely different topic of antitrust. Given Slide 16 in terms of the geographic breakdown of both businesses, it wouldn’t appear to have any major issues in North America or Europe. Is there any issues in other geographies such as Mexico.

Anthony Paul J. Smurfit

Group CEO & Executive Director

We don’t believe there’s any issues anywhere with the exception of some issues in Mexico, which we’ll obviously work hard to overcome. I think the — with regard to the first question, I don’t want to get — we’re comfortable, Justin, in saying that there’s $400 million of synergies. We’ve been through that very exhaustively prior to coming to you. But you know us a long time. You know that we — we don’t — we’re a very efficient operator.

And if there’s more to be had, we will have it, what the time frame of that is, we’ll wait and see. But you’re correct, we are not building in anything that currently WestRock is doing or we’re doing, for example, in our own cost reduction programs. This is just pure — purely a function of us coming together and that $400 million is where we sort of feel comfortable sitting.

But you know we’re a high-performing company. They’re a high-performing company. They’re already on a transformation journey. We’re — we have been transforming and maybe we’re a little bit further along than WestRock, and so therefore, there’s a lot more still to go for.

Operator

We are now going to proceed with our next question. And the questions come from the line of Lars Kjellberg from Credit Suisse.

Lars F. Kjellberg

Crédit Suisse AG, Research Division

A couple of questions from me. Tony, you wanted to start — you talked about 2 things when you can. So the question is really, what is the opportunity? And how did it come forward? And also maybe David and Tony, if you kind of look at the remarks that you made accelerate the change in the WestRock system, in what respect does the transaction actually accelerate that change? How — because it’s primarily in your own system in terms of WestRock. So just curious what the Smurfit group adds that, that accelerates that change? That’s my questions.

Anthony Paul J. Smurfit

Group CEO & Executive Director

David, do you want to take the second one, and I will — I’ll say just briefly how this all came about. I mean, David — we have obviously looked at WestRock for a long period of time together, and we’ve had conversations on and off for a number of years about different ideas. David and I met in early January and discussed different ideas. And in the end, we decided that this was the best idea for long-term, short-term and even medium-term shareholder value creation.

And so collectively after nearly 8 months of discussions, we came to this conclusion that we’ve announced today. So it’s been a long time being discussed between companies, but different options. And as I say, at this at the end of the day was what I think — and I don’t want to speak for David, but I think I will here, but you can speak to yourself, David, that this is the best opportunity for both sets of shareholders.

David B. Sewell

CEO, President & Director

Yes. Tony, just to add on to the second part of the question. As part of our transformation and also going back to the previous question, our $1 billion cost and productivity initiative is separate than the $400 of synergies. And we do believe there is upside to the synergies. If you look at the Gondi acquisition that we did, we had a $60 million synergy target. We’re already tracking 30% greater than that.

So we see tremendous opportunities with our ability to bring the companies together. And when I think about accelerating our transformation and why this is such a good transaction for our shareholders, our customers and our employees is in addition to our margin focus, our leverage, our ability to deleverage the company, which is a huge focus, will be accelerated.

Our ability to recapitalize our assets, which is a journey we’re doing will allow us to be accelerated, our vertical integration as a percent of overall sales allows us to be significantly accelerated. Our return on invested capital allows us to be accelerated. These are just core fundamentals that we’ve been really focused on and by joining forces with Smurfit Kappa, all of this gets accelerated. So there’s short-term value. And then you look at the long-term value with the solutions that the 2 companies bring that’s what gets us so excited about the future.

Lars F. Kjellberg

Crédit Suisse AG, Research Division

Sorry, okay. Just the integration that, can you share with us the sort of amount of tons that would Smurfit currently is short, i.e., that WestRock will supply into the Smurfit system in the Americas.

Anthony Paul J. Smurfit

Group CEO & Executive Director

Well, if you have normal growth, we would be in around the 400,000 tons, if you had normal growth, but at the moment, somewhere between 325,000 and 350,000 tons, but not all of that will necessarily go into the WestRock system because there’ll be some specific grades. So you can count on somewhere between 250,000 and 300,000 tons that without growth, will come into the system. But obviously, we have been growing in Latin America historically quite strongly, and as have WestRock with their acquisitions in Mexico. So there’s a large kraftliner growth integration opportunity as we go forward.

Operator

We are now going to proceed with our next question, and the questions come from the line of Charlie Muir-Sands from BNP Paribas Exane.

Charlie Muir-Sands

BNP Paribas Exane, Research Division

Yes. Firstly, just on the noncost synergies. The first 2 that you flagged sort of commercial and the cross- sell opportunities. I wondered if you could just elaborate on the kind of potential scale of the opportunities there and perhaps what experience you’ve had from the markets where you have been able to implement that in the recent past?

And then secondly, just in terms of the deal accretion. Can you just clarify if there’s — what your assumptions are on financing the cash components, any refi, your banking on — and if you’re expecting any kind of change in the blended tax rate of the combined entity?

Anthony Paul J. Smurfit

Group CEO & Executive Director

With regard to cross synergies, Charlie, I think what we’ve shown in our Americas business is that for some very large customers, we have generated cross-selling opportunities between them and our European business. But the common refrain from most of the large customers that we deal within Europe is we’d like to deal with you in the United States, but we obviously we’re, as I said in the script, de minimis there. So we were not able to.

So we believe that both American customers that operate in Europe and that European customers that operate in America, where we have a particular relationship with and skill set, leaving aside the crossover of cartons and the specialty business areas such as bag and box leave aside those, we do believe there’s a large cross-sell opportunity that, but we’re not building that, as I say, into our synergies because I think that we have to prove over time. And while we know it happens and we want it to happen and our customers wanted to happen, I want to see that evidence in action.

And so I’d just ask you to give us time on that one to prove that, but it’s not in our numbers of synergies. With regard to refi, we will not have to refi going forward. We have bank guarantees for all of the bonds, which will not be needed to be refied. So therefore, they’re not relevant. And with regard to the $1.3 billion, we are just borrowing that bank rates at the moment, and we’ll come to refinance that when the transaction closes, in the middle part of — or latter part of next year, but that’s fully banked. So no banking issues as we sit here.

Charlie Muir-Sands

BNP Paribas Exane, Research Division

And tax?

Anthony Paul J. Smurfit

Group CEO & Executive Director

Tax, that’s the same, Charlie, as far as we can see, about the same.

Operator

We are now going to proceed with our next question. And the questions come from the line of Gabrial Hajde from Wells Fargo.

Gabrial Shane Hajde

Wells Fargo Securities, LLC, Research Division

I wanted to ask — I appreciate that you talked about the accelerated timetable for I guess, value creation at both entities. I’m just curious from a practical standpoint, how this impacts any sort of efforts that are already underway. And in the meantime between now and, I guess, the second quarter of ‘24, does this preclude either company from pursuing anything that may in the pipeline already — specifically at WestRock as it relates to the $1 billion of cost out and maybe any large-scale investments that you might be contemplating?

Anthony Paul J. Smurfit

Group CEO & Executive Director

I was just going to say, David, that’s a great question that I’m going to give to you because we spent all night negotiating that.

David B. Sewell

CEO, President & Director

Perfect. Gabe, I appreciate the question. We are running full steam ahead on our $1 billion initiative on cost out and productivity. There’s no change. We’re moving forward with our ‘23 number, which is — we’ve talked about we’re at $450 million moving forward with that. Next year, we’re at $300 million to $400 million, there’s no change in that. We feel great about the progress we’re making, and we will not take our foot off the accelerator on our transformation journey on driving that productivity and cost-out savings, which will be on top of the $400 million that Tony mentioned earlier.

Anthony Paul J. Smurfit

Group CEO & Executive Director

Yes. I mean, Gabe, our objective here is to be the best paper and packaging company in the world.

And to do that, you have to have the best assets, the best people, the best market positioning and the best plan for the future. And we’ve, I think, proved that we’ve been on that journey. And I think David and his team are on that journey as well. And the combination accelerates that from people, knowledge, data — but — and the capital point of view that we are not in any way interested in stopping. We’re in totally supporting the development of improvement in the WestRock operations, as per the team have been doing in WestRock over the last 18 months or so.

Gabrial Shane Hajde

Wells Fargo Securities, LLC, Research Division

One last one, if I can slip it in. Appreciating that obviously, that there’s a lot going on with the macro backdrop in both corrugated and consumer board or I’ll call them pseudo cyclical. You’re basing the valuation on kind of a look back trailing 12 months number. How would you have investors and again, just looking at consensus numbers for WestRock for next year? I know that probably, I think, is a fourth generation operator and family members you’re more worried about the next 25 years, Tony.

But just thinking about on — just thinking about maybe the next 24 months, would you expect directionally the earnings capability and with the $400 million to be similar to the look back period that you guys are basing this on? Or how would you have us think about that?

Anthony Paul J. Smurfit

Group CEO & Executive Director

Gabe, I don’t think we are allowed to go into forecasting, but let me just say that this business, over the long — this is a very unusual year. I mean I don’t think — I’ve been — as you say, I’m actually third generation, but the — I don’t think anybody who’s been in this business in their lifetime has ever seen a market shrink like it has done in the first 6 months of this year and latter part of last year, equally, we’ve never seen the growth that we’ve seen in the previous year.

So — but if you just take the overall future for our packaging products, whether it’s our cartonboard products or whether it’s our corrugated products or some of our specialty products. Because we’re fiber- based and because there is a very large environmental movement around the world to reduce certain substrates of fossil fuel products, the future looks really, really good.

I can’t honestly predict what’s going to happen in the next 6 months or 12 months. But what I can do is say to you in 25 years as you said, but also in 10 or in 5 years that this group of companies, Smurfit and WestRock together will be in much, much better shape, will be much more efficient, will have the best people, will have the best market positioning and will be really set up for whatever the market throws at us, good or bad.

In Smurfit Kappa, we’ve been through some bad years and some good years. And yet, we, over time, I have the saying that success is never a straight line. But it — as long as you do the right things and you make sure that your asset base is in good shape, and you’ve got the right people, then this business is a really good business. And that’s why you have so many people in this business who have done this individually are in small groups or small clusters of companies that have been very, very successful.

And what we’ll do in Smurfit WestRock is we will have a very big company that will do things correctly and be very successful. And that’s our mission, that’s our challenge, and that’s what we intend to do. So this is a great business. And an underappreciated business as 1 of the commentators on CNBC today said an unloved business but those that work in it, love it. And it’s now up to us to make you all in the investment community, love it too and we do that by performance and delivery.

Operator

We are now going to proceed with our next question. And the questions come from the line of Cole Hathorn from Jefferies.

Cole Hathorn

Jefferies LLC, Research Division

Just thinking about the CapEx requirements over the next number of years. I mean, with the combination of this — of the 2 businesses, does this change how you’re thinking about your CapEx and plans? And would this effectively allow you to reprioritize that CapEx and effectively reduce it at an overall level, improve free cash flow is the first question, then I’ll go on with a follow-up.

Anthony Paul J. Smurfit

Group CEO & Executive Director

Looking forward, as you know, Cole, we’re coming to the end — at the end of 2024 will be at the end of our capital investment program to a great extent. I mean, obviously, there’s always things to do. But we would be prioritizing putting capital into the WestRock business to make sure that they continue their accelerated journey towards a better transformation, and that’s what attracted David. I don’t want to put words in your mouth here, David, but attracted you and your team to the fact that we could do this in a safe and secure way to really drive the development of all of your businesses as we have driven the development of all of our businesses.

And we have — most of our factories are in pristine shape now in Smurfit Kappa. We’ve got plenty of excess capacity because the market has actually shrunk this year and last year, and we put in capacity. So most of our businesses are in very strong position to take whatever growth comes for the next couple of years. So we can take our foot off the pedal, so to speak, in Europe and our Lat Am businesses and concentrate on the Americas to really accelerate and develop their businesses going forward.

Cole Hathorn

Jefferies LLC, Research Division

And then, I mean, maybe focusing on the free cash flow side, again, I mean I know there’s probably not that much you can provide, but anything kind of working capital, anything else around there, if we’re just trying to think about, you’ve given some color around the EPS accretion, but just trying to understand how free cash flow might develop and the levers on that.

Anthony Paul J. Smurfit

Group CEO & Executive Director

Cole again, I think we’re getting into forecasting and I’m told that I can’t do that. And so I have to be a little bit careful. But so I think we’ve got.

Operator

[Operator Instructions] We are now going to proceed with our next question. And the questions come from the line of Mark Weintraub from Seaport Research Partners.

Mark Adam Weintraub

Seaport Research Partners

Tony, you mentioned several times the 7-year capital program, and that’s evolved very, very well for you. Can you maybe help us understand some of the key drivers of what you think has made that so successful that might be, and David as well might be applicable to WestRock situation given that, as you note, they’re at a different stage in their transformation journey.

Anthony Paul J. Smurfit

Group CEO & Executive Director

I’ll jump in, David, and then maybe you jump in. I would say everything. I mean, at the end of the day, when you put capital to work and you empower people to make that capital pay off for us and you motivate people accordingly, that gives a whole new vibe to business to really develop themselves and to go after superior customer service, innovation for customers, development for them.

I mean, our whole focus in the whole 7-year cycle has been a focus on our customers to make sure that they get the best quality in the business, the best service in the business and never was that more evidenced than during the pandemic when everyone else was falling down, Smurfit was standing tall and making sure our customers got their products when they needed it despite all the supply chain difficulties they had.

And so ensuring that you have the right equipment, ensuring you have the most up-to-date converting assets, whether they’re in bag and box or whether they’re in corrugated or whether they’re in cartons, gives you an edge and it gives your people the edge to really be motivated to develop for your company. And as long as you motivate correctly, then you have a better business.

So it’s all intertwined. I always say that people — listen, every CEO is going to tell you that people are the best asset, but if you really motivate your people and you go in the right direction, you have the right values, which I believe WestRock have the same as ours. I think we can really make a difference with the acceleration of the capital program that they’re on and the developments that they’re on. But David, do you want to comment on that?

David B. Sewell

CEO, President & Director

Yes. Just to add maybe 1 or 2 things, Mark. As you well know, on our focus, and we’ve been very transparent in saying we want to have world-class assets, and we have some great assets. We also have some assets that have needed investment, and that’s exactly part of our transformation. We’re driving on those assets for returns above 15% on a return on invested capital. We’ve had to make some footprint rationalization moves, because if the investment did not return — give us those returns, we had to make the tough decision to close those assets.

But if you look at things like the Longview converting plant that we’re opening in November, that is going to be a world-class facility where we’re consolidating 3 converting sites into 1 of the highest caliber automation and equipment and service levels, and that alone will be a $25 million improvement in savings. If you think about what we’re doing — what we’ve done in Florence and other areas, so with this merger, it’s — and this is why our company’s culture, as Tony talked about, is so well aligned, we’re 100% aligned on investing in strategic assets, getting high returns on them and delivering world-class assets.

So you’re just going to see that continue to accelerate, and that’s all part of our transformation, and that’s not going to slow down as we move forward. And in fact, we believe it will accelerate and you’ll continue to see us make these, I think, step change improvements very rapidly.

Mark Adam Weintraub

Seaport Research Partners

And so maybe just as a quick follow-up, and I don’t know if this is premature to ask, but so WestRock has, you talked about kind of $1.2 billion to $1.5 billion likely being the capital budget in the next few years, does that accelerate? Is that expected to be similar? Or do you kind of have to have more of a discussion there before we know the answer to that.

David B. Sewell

CEO, President & Director

Yes. I would say I’d go back to Tony’s where we really can’t talk too much about how we’re forecasting other than to say, as we’ve talked about, our typical capital — CapEx is about $1 billion a year. And then we look at, to your point, Mark, 200 to 500 and strategic projects. And so now with this consolidated footprint, that will be something that we continue to discuss and evaluate. But as Tony talked about, having these world-class assets are paramount to us moving forward.

Anthony Paul J. Smurfit

Group CEO & Executive Director

Yes. Mark, if I could just add 1 point. I mean, when we launched our capital program a number of years ago, we had a lot of skeptics at the time. And I think that we have proven that this is the right strategy for this business. And you can see this all over the place with our competition that invest well in their business, not overinvest. That’s not what we intend to do.

We’re very, very strong guardians of capital. We think as owners, which we all are in Smurfit Kappa as though every euro is a prisoner in our pockets, and you have to fight for it to make sure that you get it out. But like we believe strongly in good assets that follow our customers’ needs. And so when we see growth with customers, we will follow them with investment to make sure that we can deliver for them, and make sure that we are their primary go-to supplier, and that’s why we’ve been successful. So yes, there’s always skepticism about this, but it has proven to work, but not just with our company, but with other companies as well.

Operator

We are now going to proceed with our next question, and the questions come from the line of David O’Brien from Goodbody.

David A. O’Brien

Goodbody Stockbrokers UC, Research Division

First one, please, if I could. From Smurfit Kappa perspective, Tony, could you give us a sense of your confidence on the 17% return hurdle rate on this investment that shareholders are making? And maybe talk about timing around that is not suitable given the investment. And I suppose, secondly, it’s probably part of that conversation as well. We call the difference in margin between the 2 businesses on Slide 20. And so that’s a measure of the opportunity. Is there anything structurally to stop the WestRock margin and moving up towards amazing Smurfit Kappa margin?

Anthony Paul J. Smurfit

Group CEO & Executive Director

I think it’s a bit early to talk about the 17%. I think we’re very confident of the work that David and his team have been doing and we’ll be looking for the highest returns. But I think that I just don’t want to commit to your 17% or higher or lower at this moment in time. It’s just a little bit early for me to do that, David. And again, there’s a degree of forecasting in that, which I don’t think any of us want to get into.

With regard to the margin development, if you’re putting in capital and you’re not improving your margins, then you’re doing something wrong. So I assume, again, speaking for ourselves, what we’ve done over the years is put capital in and got the returns and that’s improved our margins over time.

And I suspect, again, David, I don’t want to put words in your mouth here, but your investment plans are going to certainly improve your margins going forward. And then together with the synergies, together with what we can do together, I suspect that the margins will gravitate towards us. But I don’t want to put words in your mouth, David.

David B. Sewell

CEO, President & Director

No. Look, this is a huge focus for us as part of our transformation. Also keep in mind, we’re on U.S. GAAP accounting. So there may be a little bit of differences there. But that’s why we talk about our investments, the threshold of 15% return on invested capital is so important because it’s got to drive the margins.

If you look at what we’ve done in our Consumer Packaging and Corrugated Packaging businesses, we’ve really seen accretion in our margins. So it’s going right that way. If you look at RISI pricing, and how it’s impacted our merchant paper business, it’s very immediate. And that’s why this transaction getting us more vertically integrated really helps mitigate some of the volatility of the margins in Global Paper.

So there is a very detailed plan in our margin profile improvement. And it’s not all CapEx. There’s productivity that we’re working on. It’s the $1 billion, it’s the footprint optimization. So it’s a multilayered plan to deliver on our margin expansion.

Operator

We’re now going to proceed with our next question, and the questions come from the line of Gaurav Jain from Barclays.

Gaurav Jain

Barclays Bank PLC, Research Division

So a couple of questions from me. One is on potential divestitures. Smurfit will now be in consumer packaging and significantly long paper, while earlier you were balanced. So would you be looking to divest some assets?

Anthony Paul J. Smurfit

Group CEO & Executive Director

The answer to that, Gaurav is no. But there are always portfolio optimization we looked at and done. But if you’re saying should we divest the largest opportunity of consumer packaging. I’m a strong believer that the 2 businesses can sit side by side, can work complementary, and will have significant synergies with each other. And I know David feels the same on that. And that business is a solid business that is really a fantastic business that we can leverage off.

But there is always some portfolio optimization in our businesses that we will always look at. But there’s nothing on the table as per this transaction. We’ll evaluate that as we go forward.

Gaurav Jain

Barclays Bank PLC, Research Division

Sure. And David, a question for you. And in a lot of M&A transactions, when they happen and there is a gap of time between when the transaction is announced and when it closes, the companies which are getting acquired like yours, they actually have a very good sort of time to invest in projects which they haven’t invested in for a long time because nobody is really looking at earnings. So will you accelerate your CapEx and transformation projects because earnings won’t drive WestRock stock for the next 9 months now.

David B. Sewell

CEO, President & Director

Yes. Thanks for that question. I go back to the comment earlier about people and the people in this company are just amazing. When you think about the resiliency of what they’ve been through over the last several years. And look, this team is excited to be a part of something that’s so special in this industry and the highly complementary nature of the companies. This team is going to play a really important role, especially in North America.

So executing on our transformation is going to continue as if nothing’s changed. So you’ll continue to see that. We’ll hold ourselves accountable to the numbers that we’ve communicated externally, the Board is still completely engaged and holds our leadership team accountable to those numbers. So we don’t anticipate any change, and we’re excited about delivering on our promises.

Operator

Due to time constraint, we will now end the question and answer session. I will now hand back to Tony Smurfit for closing remarks.

Anthony Paul J. Smurfit

Group CEO & Executive Director

Yes. Again, thank you all for joining us this afternoon and this morning for this call. I really appreciate David coming on with me. And we really believe that today represents a defining — a really defining moment within the packaging industry and a really unique point in time opportunity to deliver improved operating efficiency and returns.

As we said at the outset, we are really, all of us in Smurfit Kappa and in WestRock, really excited about the combinations potential. And it is our intention and our absolute commitment to realize that potential in the years ahead. So we want to thank you all again for taking the time to be with us, and we look forward to talking and working with many of you in the years ahead. So thank you all.

Operator

This concludes today’s conference call. Thank you for participating. You may now disconnect your lines. Thank you, and have a good day.

Irish Takeover Rules

On 7 September 2023, the Irish Takeover Panel, pursuant to its powers under the Takeover Panel Act 1997 (as amended), and having regard to the very specific circumstances of the transaction, granted a derogation under s. 8(7) of the Irish Takeover Panel, Act 1997, from the application of the Irish Takeover Rules, 2022 (the “Rules”) in their entirety to the Scheme. The derogation is granted on the express condition of the consummation of the merger not being classified as a “reverse takeover transaction” under the Rules.

Proposed UK Financial Conduct Authority (the “FCA”) Equity Listing Reforms

The listing category which the ordinary shares of the combined company (“Smurfit Westrock”) will be listed on is subject to the FCA’s updated listing rules on listing categories to be published in due course. Further announcements on the listing category will be made following the publication of the updated listing rules and consultation with the FCA.

Important Additional Information

Neither this announcement nor any copy of it may be taken or transmitted directly or indirectly into or from any jurisdiction where to do so would constitute a violation of the relevant laws or regulations of such jurisdiction. Any failure to comply with this restriction may constitute a violation of such laws or regulations. Persons into whose possession this announcement or other information referred to herein should inform themselves about, and observe, any restrictions in such laws or regulations.

This announcement has been prepared for the purpose of complying with the applicable law and regulation of the United Kingdom, the United States and Ireland and information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of jurisdictions outside the United Kingdom, the United States or Ireland.

Subject to the Market Abuse Regulation and the FCA’s Disclosure Guidance and Transparency Rules and the UK Listing Rules, the delivery of this announcement shall not create any implication that there has been no change in the affairs of Smurfit Kappa, WestRock or Smurfit WestRock since the date of this announcement or that the information in this announcement is correct as at any time subsequent to its date.

Additional Information about the Combination and Where to Find It

In connection with the Combination of Smurfit Kappa and WestRock, Smurfit WestRock will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement, which will include a proxy statement of WestRock that will also constitute a prospectus of Smurfit WestRock (the “proxy statement/prospectus”). Each of Smurfit Kappa, WestRock and Smurfit WestRock will also file other relevant documents in connection with the Combination. The definitive proxy statement/prospectus will be sent to the stockholders of WestRock. Smurfit Kappa will also publish a shareholder circular approved by the FCA, which will be sent to Smurfit Kappa’s shareholders or otherwise made available in accordance with Smurfit Kappa’s articles of association and the UK Listing Rules. Smurfit WestRock will publish a prospectus approved by the FCA, which will be made available in accordance with Rule 3.2 of the UK Prospectus Regulation Rules (the “UK listing prospectus”). This transcript is not a substitute for any registration statement, proxy statement/prospectus, UK listing prospectus or other document Smurfit Kappa, WestRock and/or Smurfit WestRock may file with the SEC or applicable securities regulators in the United Kingdom and Ireland in connection with the Combination. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS, STOCKHOLDERS AND SHAREHOLDERS OF SMURFIT KAPPA AND WESTROCK ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS, THE SHAREHOLDER CIRCULAR AND THE UK LISTING PROSPECTUS, AS APPLICABLE, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN THE UNITED KINGDOM AND IRELAND, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE COMBINATION WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT SMURFIT KAPPA, WESTROCK, SMURFIT WESTROCK, THE COMBINATION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by Smurfit Kappa, WestRock and Smurfit WestRock with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by WestRock online at ir.westrock.com/ir-home/, upon written request delivered to 1000 Abernathy Road, Atlanta, Georgia or by calling (770) 448-2193, and will be able to obtain free copies of the registration statement, proxy statement/prospectus, shareholder circular, UK listing prospectus and other documents which will be filed with the SEC and applicable securities regulators in the United Kingdom and Ireland by Smurfit WestRock or Smurfit Kappa online at www.smurfitkappa.com/investors, upon written request delivered to Beech Hill, Clonskeagh, Dublin 4, Ireland or by calling +353 1 202 7000. The information included on, or accessible through, Smurfit Kappa’s or WestRock’s website is not incorporated by reference into this transcript.

This transcript is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or buy or the solicitation of an offer to sell or buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation of Proxies

This transcript is not a solicitation of proxies in connection with the Combination. However, under SEC rules, Smurfit Kappa, WestRock, Smurfit WestRock, and certain of their respective directors, executive officers and other members of the management and employees may be deemed to be participants in the solicitation of proxies in connection with the Combination. Information about WestRock’s directors and executive officers may be found in its 2022 Annual Report on Form 10-K filed with the SEC on November 18, 2022, available at ir.westrock.com/ir-home/ and www.sec.gov. Information about Smurfit Kappa’s directors and executive officers may be found in its 2022 Annual Report filed with applicable securities regulators in the United Kingdom on March 28, 2023, available on its website at www.smurfitkappa.com/investors. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the Combination will be included in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

Information Regarding Forward-Looking Statements

This transcript contains forward-looking statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally include statements regarding the Combination between Westrock and Smurfit Kappa, including any statements regarding the Combination and the listing of Smurfit Westrock, the rationale and expected benefits of the Combination (including, but not limited to, synergies), and any other statements regarding Westrock’s and Smurfit Kappa’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. Forward-looking statements can sometimes be identified by the use of forward-looking terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “potential,” “seeks,” “aims,” “projects,” “predicts,” “is optimistic,” “intends,” “plans,” “estimates,” “targets,” “anticipates,” “continues” or other comparable terms or negatives of these terms or other variations or comparable terminology or by discussions of strategy, plans, objectives, goals, future events or intentions, but not all forward-looking statements include such identifying words.

Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: a condition to the closing of the Combination may not be satisfied; the occurrence of any event that can give rise to termination of the Combination; a regulatory approval that may be required for the Combination is delayed, is not obtained in a timely manner or at all or is obtained subject to conditions that are not anticipated; Smurfit Kappa is unable to achieve the synergies and value creation contemplated by the Combination; Smurfit WestRock’s availability of sufficient cash to distribute to its shareholders in line with current expectations; Smurfit Kappa is unable to promptly and effectively integrate WestRock’s businesses; management’s time and attention is diverted on issues related to the Combination; disruption from the Combination makes it more difficult to maintain business, contractual and operational relationships; credit ratings decline following the Combination; legal proceedings are instituted against Smurfit Kappa or WestRock; Smurfit Kappa or WestRock are unable to retain or hire key personnel; the announcement or the consummation of the Combination has a negative effect on the market price of the capital stock of Smurfit Kappa or WestRock or on Smurfit Kappa or WestRock’s operating results; evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions, in Ireland, the United Kingdom, the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics (e.g., the coronavirus (COVID-19) pandemic (the “COVID-19 pandemic”)), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent Irish, U.S. or U.K. administrations; the ability of Smurfit Kappa or WestRock to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions such as the COVID-19 pandemic; the impact of public health crises, such as pandemics (including the COVID-19 pandemic) and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets; actions by third parties, including government agencies; the risk that disruptions from the Combination will harm Smurfit Kappa’s or WestRock’s business, including current plans and operations; certain restrictions during the pendency of the Combination that may impact Smurfit Kappa’s or WestRock’s ability to pursue certain business opportunities or strategic transactions; Smurfit Kappa’s or WestRock’s ability to meet expectations regarding the accounting and tax treatments of the Combination; the risks and uncertainties discussed in the “Risks and Uncertainties” section in Smurfit Kappa’s reports available on the National Storage Mechanism at https://data.fca.org.uk/#/nsm/nationalstoragemechanism and on its website at https://www.smurfitkappa.com/investors; and the risks and uncertainties discussed in the “Risk Factors” and “Information Regarding Forward-Looking Statements” sections in WestRock’s reports filed with the SEC. These risks, as well as other risks associated with the Combination, will be more fully discussed in the proxy statement/prospectus, the shareholder circular, the UK listing prospectus and the other relevant materials filed with the SEC and applicable securities regulators in the United Kingdom. The list of factors presented here should not be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, the actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this transcript. Except as required by law, none of Smurfit Kappa, WestRock or Smurfit WestRock assume any obligation to update or revise the information contained herein, which speaks only as of the date hereof.

Nothing in this announcement should be construed as a profit estimate or profit forecast. No statement in this announcement, including statements regarding the potential effect of the Combination on cash flows and capital returns should be interpreted to mean that cash flows or capital returns of Smurfit Kappa, WestRock or Smurfit WestRock for the current or future financial years will necessarily match or exceed the historical cash flows or capital returns of Smurfit Kappa or WestRock.

Completion of the Combination will be subject to the satisfaction of several conditions as referenced elsewhere in this announcement. Consequently, there can be no certainty that the completion of the Combination will be forthcoming.

This announcement is not a prospectus for the purposes of the UK Prospectus Regulation Rules or the EU Prospectus Regulation. It has been prepared solely for the Combination referred to in this announcement.

The contents of this announcement are not to be construed as legal, business or tax advice. Each shareholder should consult its own legal adviser, financial adviser or tax adviser for legal, financial or tax advice, respectively.

Certain figures contained in this announcement, including financial information, have been subject to rounding adjustments. Accordingly, in certain instances, the sum or percentage change of the numbers contained in this announcement may not conform precisely with the total figure given. Except as explicitly stated in this announcement, none of the contents of Smurfit Kappa’s or WestRock’s websites, nor any website accessible by hyperlinks on Smurfit Kappa’s or WestRock’s websites, is incorporated in or forms part of, this announcement.

Important Notice

Citi, which is authorised by the Prudential Regulation Authority (“PRA”) and regulated in the UK by the FCA and the PRA, is acting as financial advisor for Smurfit Kappa Group PLC and for no one else in connection with the matters described in this Announcement, the Transaction and will not be responsible to anyone other than Smurfit Kappa Group PLC for providing the protections afforded to clients of Citi nor for providing advice in connection with the Transaction, or any other matters referred to in this announcement. Neither Citi nor any of its affiliates, directors or employees owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, consequential, whether in contract, in tort, in delict, under statute or otherwise) to any person who is not a client of Citi in connection with this Announcement, any statement contained herein, the Transaction or otherwise.

Evercore, which is authorised and regulated by the Financial Industry Regulatory Authority (“FINRA”), is acting exclusively as financial adviser for the Board of Directors of WestRock and for no one else in connection with the matters set out in relation to the Transaction or any other matter referred to in this announcement and will not regard any other person as its client in relation to the matters set out in this announcement and will not be responsible to anyone other than WestRock for providing the protections afforded to clients of Evercore, nor for providing advice in relation to the Transaction or any other matter referred to in this announcement. Neither Evercore nor any of its affiliates (nor their respective directors, officers, employees or agents) owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Evercore in connection with this announcement, any statement contained herein or otherwise.

Lazard, which is authorised and regulated by FINRA, is acting exclusively as financial adviser for WestRock and for no one else in connection with the matters set out in this announcement and will not regard any other person as its client in relation to the matters set out in this announcement and will not be responsible to anyone other than WestRock for providing the protections afforded to clients of Lazard nor for providing advice in relation to the Transaction or any other matter referred to in this announcement. Neither Lazard nor any of its affiliates (nor their respective directors, officers, employees or agents) owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Lazard in connection with this announcement, any statement contained herein or otherwise.

PJT Partners (UK) Limited (“PJT Partners”) which is authorised and regulated by the Financial Conduct Authority in the United Kingdom is acting exclusively for Smurfit Kappa and no one else in connection with the matters described herein and will not be responsible to anyone other than Smurfit Kappa for providing the protections afforded to clients of PJT Partners or for providing advice in connection with the matters described herein. Neither PJT Partners nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of PJT Partners in connection with this announcement, any statement contained herein or otherwise.

Goldman Sachs & Co. LLC, which is authorised and regulated by FINRA, is acting exclusively as financial adviser for WestRock and for no one else in connection with the matters set out in this announcement and will not regard any other person as its client in relation to the matters set out in this announcement and will not be responsible to anyone other than WestRock for providing the protections afforded to clients of Goldman Sachs & Co. LLC nor for providing advice in relation to the Transaction or any other matter referred to in this announcement. Neither Goldman Sachs & Co. LLC nor any of its affiliates (nor their respective directors, officers, employees or agents) owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Goldman Sachs & Co. LLC in connection with this announcement, any statement contained herein or otherwise.

Notes

Unless otherwise stated: financial information relating to Smurfit Kappa has been extracted or derived from the audited results for the twelve months ended 31 December 2022 and unaudited results for the six months ended 30 June 2023 and financial information relating to WestRock has been extracted or derived from the audited results for the twelve months ended 30 September 2022, and the unaudited results up until the third quarter ended 30 June 2023.

WestRock financials are prepared under U.S. GAAP. Smurfit Kappa financials are prepared under IFRS as adopted by the EU and certain adjustments have been made to prepare the estimated adjusted EBITDA for Smurfit WestRock. This, and certain other statements, are based on non-IFRS and non-US GAAP financial information on Smurfit Kappa and WestRock. These statements may be subject to amendment in the shareholder circular and UK listing prospectus.

Sources of Information and Bases of Calculation

Where figures such as adjusted Revenue and adjusted EBITDA are referenced in this announcement, these figures are approximate and represent estimates that are rounded to the nearest billion and/or hundred million and/or million, where applicable.

Unless otherwise stated in this announcement:

1.	Any references to Smurfit WestRock adjusted revenue are based on the following estimates and adjustments:

a)

Smurfit Kappa reported revenue of €12,267 million for the last twelve months, as of 30 June 2023, and converted to U.S. Dollars using an exchange rate of 1.047x implying an adjusted revenue of $12,849 million; and

b)

WestRock adjusted revenue of $21,044 million for the last twelve months, as of 30 June 2023, which is based on the following pro forma adjustments: WestRock revenue of $20,724 million, subtracting the estimated revenue contribution from RTS Packaging of $229 million, adding back estimated revenue contribution from Gondi of $549 million.

•	The Smurfit WestRock adjusted revenue is calculated as the sum of Smurfit Kappa adjusted revenue (as noted above in paragraph a)) and WestRock adjusted revenue (as noted above in paragraph b)).

2.	Any references to Smurfit WestRock adjusted EBITDA are based on the following estimates and adjustments:

a)

Smurfit Kappa EBITDA of €2,294[1] million for the last twelve months, as of 30 June 2023, less operating lease expenses of €108 million, and converted to U.S. Dollars using an exchange rate of 1.047x, being the average exchange rate over the last twelve months ended 30 June 2023, implying a Smurfit Kappa adjusted EBITDA of $2,289 million; and

b)

WestRock adjusted EBITDA of $3,188 million for the last twelve months, as of 30 June 2023, which is based on the following adjustments: WestRock consolidated adjusted EBITDA of $3,162 million, subtracting the estimated EBITDA contribution from RTS Packaging of $37 million, and adding back estimated EBITDA contribution from Gondi of $63 million.

c)

WestRock adjusted EBITDA of $3,202[2] million for the last twelve months, as of 30 June 2023, which is based on the following adjustments: WestRock adjusted EBITDA of $3,188 million, subtracting the estimated EBITDA contribution from Joint Ventures and Associates of $30 million, subtracting certain pension and postretirement pension income of $31 million, and adding back share-based compensation of $75 million.

•	The Smurfit WestRock adjusted EBITDA is calculated as the sum of Smurfit Kappa adjusted EBITDA (as noted above in paragraph a)) and WestRock adjusted EBITDA (as noted above in paragraph c)).

3.

The issued and to be issued ordinary share capital of Smurfit Kappa is based on a fully diluted share count of 264,733,319 reflecting 260,149,162 shares in issue as at the date of this announcement and 4,584,157 of dilutive share awards. The issued and to be issued ordinary share capital of WestRock is based on a fully diluted share count of 260,365,377 reflecting 256,305,252 basic shares outstanding in issue and 4,060,125 of dilutive share awards which may be issued on or after the date of this announcement to satisfy the exercise of stock options and restricted and performance stock awards outstanding under the WestRock Share Plans, estimated based on the total consideration per WestRock share and calculated in accordance with the Treasury Stock Method.

[1]

Difference from the €2,230 million in 7 September announcement relates to share-based compensation not being reflected in the euro-denominated EBITDA displayed. This amendment does not impact the combined Smurfit WestRock adjusted EBITDA.

[2]

Difference from the $3,228 million in 7 September announcement relates to an amendment to the estimated EBITDA contribution from Gondi and the subtraction of pension and postretirement pension net income.

4.

The enterprise value for WestRock is based on (i) the value placed by the Transaction on the entire issued and to be issued ordinary share capital of WestRock (as set out in the paragraph above) (ii) plus WestRock reported net debt of $8,712 million subtracting estimated proceeds of $259 million resulting from the sale of RTS Packaging and the Chattanooga mill and (iii) adding the non-redeemable minority interests of $17 million.

5.

Pro forma net debt for Smurfit WestRock based on (i) WestRock reported net debt of $8,712 million subtracting estimated proceeds of $259 million resulting from the sale of RTS Packaging and the Chattanooga mill (ii) plus Smurfit Kappa reported net debt of €3,175 million subtracting leases of €353 million converted to U.S. Dollars using an exchange rate of 1.087x, being the end of period exchange rate as of 30 June 2023, and (iii) adding total cash consideration of $1,302 million.